Kairos Pharma, Ltd.

2355 Westwood Blvd. #139

Los Angeles CA 90064

September 15, 2023

Division of Corporation Finance

Office of Life Sciences

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Attn:	Mr. Dillon Hagius
Mr. Tim Buchmiller

Re:	Kairos Pharma, Ltd.
Amendments No. 1 and No. 2 to Draft Registration Statement on Form S-1
Submitted June 28, 2023
CIK No. 0001962011

Ladies and Gentlemen:

We are hereby transmitting the response of Kairos Pharma, Ltd., a Delaware corporation (the “Company,” “we,” or “our”), to the comment letter we received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on July 6, 2023, regarding Amendments No. 1 and No. 2 to the Draft Registration Statement on Form S-1 (the “Draft Registration Statement”), as submitted confidentially to the Commission on June 28, 2023. An Amendment No. 3 to the Draft Registration Statement (the “Amended No.3 to the Draft Registration Statement”) is being submitted to the Commission concurrently with this letter.

For your convenience, we have repeated below the comments of the Staff in bold and have followed the Staff’s comments with the Company’s response.

Amendments No. 1 and No. 2 to Draft Registration Statement on Form S-1

Cover Page

1. We note your response to comment 1 that the closing of the offering is contingent on Nasdaq’s approval of your listing application. Please reconcile your disclosure on page 5 that the failure to list your common stock “would adversely affect the liquidity of [the] investment and may also adversely affect the [share] price[.]” Ensure your revised disclosure is consistent with your underwriting agreement.

Response: In response to the Staff’s comment, we revised our disclosure on page 5 to reconcile our disclosure.

Prospectus Summary

Our In-Development Products and Pipeline, page 2

2. We note your reference to the “earlier Phase 2 trial involving a heavily pre-treated population suffering from prostate cancer[.]” Please present data from this trial and its results that would be material to investors, including, but not limited to, primary endpoints, who conducted the trials and when, the regulatory jurisdictions of the trials, and why they were not continued.

Response: In response to the Staff’s comment, we revised our disclosure on pages 2 and 83 to provide a more comprehensive description of the trial, which was conducted by Cedars-Sinai Medical Center in 2018 with an IND from the FDA. The trial, which enrolled 11 patients, was closed to accrual prior to completion of its planned enrollment of 40 patients due to limitations of the drug supply from the manufacturer. The drug supply has since been expanded and has been obtained by Kairos Pharma.

3. We note your response to comment 4. Please revise to clarify who considered the findings from the earlier Phase 2 trial “extraordinary.” If this is your own opinion, please so specify. We note disclosure to this effect on page 83. Please also specify the “numerous publications” that have “demonstrat[ed] hormone therapy resistance develops through the induction of CD105[.]”

Response: In response to the Staff’s comment, we removed the word “extraordinary” throughout the Registration Statement. In addition, we respectfully advise the Staff that the role of ENV 105 in sensitizing prostate tumors to hormone therapy in preclinical and clinical studies was reported in the following articles and has been noted on page 83: (i) Placencio-Hickok et al. (2020) Endocrine Related Cancer 27:1; (ii) Kato et al. (2020) Oncogene 38: 716., (iii) Smith et. al. (2023) Molecular Therapy 31: 78, and (iv) Thiruvalluvan et. al. (2023) Cancers 14: 2491.

4. We note your response to comment 6 and re-issue in part. Please clarify in the prospectus summary whether there are currently any approved companion diagnostic tests available to be used in connection with your product candidates and, if there are not, please revise to clarify that separate approval would be required, or advise. In this regard, we note your revised disclosure on page 83 that, as of the date of this prospectus, your companion diagnostics are in development and have not been approved by the FDA.

Response: In response to the Staff’s comment, we revised our disclosure on page 2 to clarify that separate approvals will be required for the development and approval of companion diagnostics. These approvals may be delayed or not issued by the FDA. As of the date of this prospectus, our companion diagnostics are in development and have not been approved by the FDA.

Business

Enviro and Enviro-Licensed or -Acquired Products, page 86

5. We note your response to comment 16 and re-issue in part. Please clarify which clinical trial of ENV105 demonstrated that it was “reasonably well-tolerated.” In this regard, your correspondence states you are referring to the “completed Phase 2 (NCT03418324) trial referenced on pages 2 and 85[,]” but, on page 86, you state ENV105 is “presently in a Phase 2 clinical trial (NCT03418324)”. Moreover, disclose whether there were any material adverse events observed in any prior clinical trial of ENV 105, not just those that concerned grade 3-4 toxicities.

Response: In response to the Staff’s comment, we updated our disclosure on pages 86 to clarify that the statement of “reasonably well-tolerated” referred to the limited development of serious toxicity (grade 3 or 4). We also revised our disclosure regarding ENV105 at pages 1 and 2 to indicate that we will be completing a Phase 2 muti-center trial for prostate cancer and at page 86 to clarify that the new Phase 2 trial (NCT05534646) began accruing patients in September 2023. Note that the original Phase 2 trial (NCT03418324) was closed when we were unable to obtain adequate drug supply from the manufacturer. As such, we are initiating the new Phase 2 multi-center trial (NCT05534646). We also further revised our disclosure on both pages 83 and 86 to disclose the adverse events observed in the Phase 2 trial.

Kairos Intellectual Property Agreements with Cedars-Sinai Medical Center, page 89

6. We note your response to comment 18. It appears you removed the subheading entitled “Enviro Intellectual Property Agreements with Cedars-Sinai Medical Center.” In the absence of this sub-heading or additional defined terms, it is not clear which exclusive license agreements concern Kairos and which concern Enviro. Please revise.

Response: In response to the Staff’s comment, we revised and added the subheading entitled “Enviro Intellectual Property Agreements with Cedars-Sinai Medical Center” on page 89 to clarify which exclusive license agreements concern Kairos and which concern our wholly owned subsidiary, Enviro.

7. We note your response to comment 20. For the exclusive license agreement connected to the patent concerning the method of generating activated T cells for cancer therapy, specifically quantify the aggregate total milestone payments beyond “low-to-mid seven figures.”

Response: In response to the Staff’s comment, we revised our disclosure on page 84 to disclose the total as $4,400,000.

Choice of Forum, page 125

8.We note that your forum selection provision identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any “derivative action.” Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, as indicated in your risk factor on page 62, please also revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act. Please ensure your related risk factor on page 62 reconciles to your revised disclosure.

Response: In response to the Staff’s comment, we revised our disclosure on page 63 and page 124 to clarify that the choice of forum provisions, as specifically set forth in our certificate of incorporation, do not apply to actions arising under the Securities Act or Exchange Act.

Exhibits

9. Please ensure that each exhibit has been filed in the proper text-searchable format. Refer to Item 301 of Regulation S-T.

Response: In response to the Staff’s comment, as discussed with Mr. Hagius, we will re-file our exhibits in the proper text-searchable format when we publicly file the registration statement on Form S-1 with the SEC.

10. We note your disclosure on page 117 that you intend to enter into employment agreements with your executive officers prior to completion of this initial public offering. When available, please file each of these agreements as exhibits to your registration statement.

Response: We confirm that we will file each of these employment agreements with the Commission when available.

We thank the Staff in advance for its review of the foregoing in relation to the Company’s submission of its Draft Registration Statement. We respectfully request that you provide us with any additional comments on or before September 22, 2023. Should you have any questions or concerns, please kindly contact our counsel, Megan J. Penick, Esq. or Stephen Weiss, Esq. of Michelman & Robinson, LLP, by telephone at (646) 320-4104 or (917) 797-0015, respectively.

Sincerely,

/s/ John S. Yu
John S. Yu
Chief Executive Officer
Kairos Pharma, Ltd.